# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TheRealReal, Inc., CIK 0001573221
CUSIP: 88339P101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 55 Francisco Street, Suite 600, San Francisco, California (CA), 94133
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001831548

## Reporting persons
- GreyLion Partners LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GreyLion Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PWP Growth Equity Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PWP Growth Equity Fund II B LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FERGUSON DAVID L: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Baird Gilbert L. III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TheRealReal, Inc.
Address of issuer's principal executive offices: 55 Francisco Street, Suite 600, San Francisco CA 94133.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

(i) GreyLion Partners LP
(ii) GreyLion Partners GP LLC
(iii) PWP Growth Equity Fund II LP
(iv) PWP Growth Equity Fund II B LP
(v) David Ferguson
(vi) Gilbert Baird
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o GreyLion Partners, 900 Third Avenue, 23rd Floor, New York, NY 10022.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 14, 2022 and incorporated herein by reference to Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2022.

## Signatures
- GreyLion Partners LP: /s/ Dina Colombo, Dina Colombo / Authorized Signatory (01/13/2026)
- GreyLion Partners GP LLC: /s/ Dina Colombo, Dina Colombo / Authorized Signatory (01/13/2026)
- PWP Growth Equity Fund II LP: /s/ Dina Colombo, Dina Colombo / Authorized Signatory (01/13/2026)
- PWP Growth Equity Fund II B LP: /s/ Dina Colombo, Dina Colombo / Authorized Signatory (01/13/2026)
- FERGUSON DAVID L: /s/ David Ferguson, David Ferguson (01/13/2026)
- Baird Gilbert L. III: /s/ Gilbert Baird, Gilbert Baird (01/13/2026)